Exhibit 99.1

monday.com Announces Second Quarter 2021 Results

Second quarter revenue growth accelerated to 94% year over year
Net-dollar-retention rate for customers with 10+ users was over 125%
Introduces strong Q3 and fiscal year guidance
Announced monday workdocs, a new capability that turns documents into actionable workflows

New York / Tel Aviv, August 17, 2021 -- monday.com (NASDAQ: MNDY), a work operating system (Work OS) where organizations of any size can create the tools and processes they need to manage every aspect of their work, today reported financial results for the second quarter of 2021 ended June 30, 2021.

Management Commentary:

“We delivered strong results in our first quarter as a public company, as strong execution and expanding adoption of monday.com Work OS drove total revenue growth of 94%. We are pleased with the momentum in our business that demonstrates continued high growth at scale,” said monday.com founder and co-CEO, Roy Mann. “monday.com Work OS is the leader in the low-code no-code market, and our business is accelerating as we continue to expand platform usage into use cases such as operations, project management, CRM, finance, marketing, HR, and IT,” said monday.com founder and co-CEO, Eran Zinman.

“Rapid growth in the second quarter was driven by large expansions within our existing base and strong growth upmarket as we continue to see momentum in Enterprise,” said Eliran Glazer, monday.com CFO. “While we have made tremendous progress in the last few years, we believe that we are still in the very early stages of our growth as a company, and our guidance for the balance of 2021 suggests a strong second half of the year as we continue to drive fundamental improvements to the future of work and collaboration for companies of all sizes globally.”

Second Quarter Fiscal 2021 Financial Highlights:

●	Revenue was $70.6 million, an increase of 94% year-over-year.
●
GAAP operating loss was $27.5 million compared to a loss of $28.2 million, in the second quarter of 2020; GAAP operating margin was negative 39%, compared to negative 77% in the second quarter of 2020.

●
Non-GAAP operating loss was $9.9 million compared to a loss of $14.9 million, in the second quarter of 2020; non-GAAP operating margin was negative 14% compared to negative 41%, in the second quarter of 2020.

●
GAAP net loss per basic and diluted share was $1.67 compared to GAAP net loss per basic and diluted share of $2.79, in the second quarter of 2020; non-GAAP net loss per basic and diluted share was $0.26 compared to non-GAAP net loss per basic and diluted share of $0.39, in the second quarter of 2020.

●
Net cash used in operating activities was negative $0.4 million, with negative adjusted free cash flow of $1.5 million, compared to negative net cash used in operating activities of $13.9 million and $15.0 million of negative adjusted free cash flow, in the second quarter of 2020.

●
Cash, cash equivalents, short-term deposits and restricted cash was $878.0 million as of June 30, 2021, including $21 million from borrowings under our revolving credit facility, and net proceeds from our IPO and concurrent private placement of $736.2 million.

Recent Business Highlights:

●	Our net dollar retention rate for customers with more than 10 users was over 125%.
●	The number of paid enterprise customers with more than $50,000 in annual recurring revenue was 470, up 226% from 144, in the second quarter of 2020.
●
Announced monday workdocs, a completely new capability to monday.com Work OS, which enables organizations to take document collaboration to new levels. Documents are the starting point for work and monday workdocs is a completely new style of connected documents that are built to support collaboration, with live objects that update in real time whenever their source of data changes. The introduction of monday workdocs is a significant opportunity to provide our customers with new ways to create no-code, low-code software and expand how monday.com is adopted across organizations of all sizes.

●
Announced the official launch of the free tier of monday.com, limited to two users. The free offering is designed to increase our market opportunity by driving awareness and broader adoption among a new set of audiences.

●	Notable new customer wins or expansions during the quarter included Headspace, Wellington-Altus Private Wealth, Mintel, and Adyen.
●	New strategic alliances with Global Systems Integrators across key industries such as manufacturing and real estate including Hitachi Solutions and NTT-Data.
●
Continued international and geographic expansion with new channel partners, customer deals, and increasing our ARR in this region. Added Polish as a new supported language, increasing our total languages supported to 14 languages.

Financial Outlook:

For the third quarter of the fiscal year 2021, monday.com currently expects:

●	Total revenue of $74 to $75 million, representing year-over-year growth of 74% to 76%.
●	Non-GAAP operating loss of $26 million to $25 million.

For the full year 2021, monday.com currently expects:

●	Total revenue of $280 million to $282 million, representing year-over-year growth of 74% to 75%.
●	Non-GAAP operating loss of $93 million to $91 million and negative operating margin of between 33% and 32%.

Non-GAAP Financial Measures:

This press release and the accompanying tables contain the following non-GAAP financial measures: non-GAAP gross profit, non-GAAP gross margin, non-GAAP sales and marketing expenses, non-GAAP research and development expenses, non-GAAP general and administrative expenses, non-GAAP operating loss, non-GAAP operating margin, non-GAAP net loss, non-GAAP net loss per share and adjusted free cash flow. Certain of these non-GAAP financial measures exclude share-based compensation.

monday.com believes that these non-GAAP financial measures provide useful information to management and investors regarding certain financial and business trends relating to monday.com’s financial condition and results of operations. monday.com management uses these non-GAAP measures to compare monday.com performance to that of prior periods for trend analysis and for budgeting and planning purposes. monday.com believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing monday.com financial results to the results of other software companies, many of which present similar non-GAAP financial measures to investors. The non-GAAP financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly-titled non-GAAP measures used by other companies.

Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in monday.com financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

Reconciliation tables of the most directly comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables at the end of this release. monday.com urges investors to review these reconciliation tables and not to rely on any single financial measure to evaluate the monday.com business. Management is not able to forecast GAAP net loss attributable to ordinary shareholders on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting share-based compensation expense, the amounts of which may be significant in future periods.

Definitions of Key Performance Indicators:

Annual Recurring Revenue (“ARR”)

Is defined to mean, as of the measurement date, the annualized value of our customer subscriptions plan assuming that any contract that expires during the next 12 months is renewed on its existing terms.

Net Dollar Retention Rate

We calculate Net Dollar Retention Rate as of a period end by starting with the ARR from customers as of the 12 months prior to such period end (“Prior Period ARR”). We then calculate the ARR from these customers as of the current period end (“Current Period ARR”). The calculation of Current Period ARR includes any upsells, contraction and attrition. We then divide the total Current Period ARR by the total Prior Period ARR to arrive at the net dollar expansion rate. For the trailing 12-month calculation, we take a weighted average of this calculation of our quarterly Net Dollar Retention Rate for the four quarters ending with the most recent quarter.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding our financial outlook and market positioning. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as “outlook,” “guidance,” “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “plan,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall” and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond monday.com control. monday.com actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to our ability to predict our revenue and evaluate our business and future prospects; our ability to manage our growth effectively execute our business plan or maintain high levels of service and customer satisfaction; our ability to achieve and maintain profitability and compete effectively with established companies and new market entrants in a competitive and rapidly changing market; interruptions or performance problems associated with the technology or infrastructure underlying our platform; real or perceived errors, failures, vulnerabilities, or bugs in our Work OS; our ability to attract customers, grow our retention rates, expand usage within organizations and sell subscription plans; our ability to offer high-quality customer support; our ability to effectively develop and expand our direct sales capabilities; our ability to enhance our reputation and market awareness of our Work OS; actions by governments to restrict access to our platform in their countries; our ability to identify and integrate future acquisitions, strategic investments, partnerships or alliances; our ability to attract and retain highly skilled employees; our ability to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies; the market and software categories in which we participate; our ability to ensure that our Work OS interoperates with a variety of software applications that are developed by third parties; the success of our strategic relationships with third parties; privacy, data and cybersecurity incidents or any actual or perceived failure by monday.com to comply with privacy, data protection, information security, consumer privacy, data residency, or telecommunications laws, regulations, government access requests, and obligations; intellectual property disputes; changes in foreign exchange rates; general political or destabilizing events, including war, conflict or acts of terrorism and other factors described in “Risk Factors” in our prospectus for the initial public offering of our ordinary shares filed with the SEC on June, 11, 2021 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended. Further information on potential risks that could affect actual results will be included in the subsequent filings that monday.com makes with the Securities and Exchange Commission from time to time.
Past performance is not necessarily indicative of future results. The forward-looking statements included in this press release represent monday.com views as of the date of this press release. monday.com anticipates that subsequent events and developments will cause its views to change. monday.com undertakes no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. These forward-looking statements should not be relied upon as representing monday.com views as of any date subsequent to the date of this press release.

Earnings Webcast:

monday.com will hold a public webcast at 8:30 a.m. ET today to discuss the results for its second quarter of 2021 and financial outlook. A link to the live webcast of the conference call, will be made available on monday.com’s investor relations website at https://ir.monday.com/events/event-details/mondaycom-q2-fiscal-2021-earnings-conference-call. The live call may also be accessed by dialing (877) 311-0436 within the U.S., and (470) 495-9349 internationally. The conference ID is 2478416. The webcast replay and audio download will also be available on our Investor Relations website.

Investor Presentation Details:

An investor presentation providing additional information can be found at http://ir.monday.com.

About monday.com:

monday.com Work OS is an open platform that democratizes the power of software so organizations can easily build software applications and work management tools to fit their every need. The platform intuitively connects people to processes and systems, empowering teams to excel in every aspect of their work. monday.com has teams in Tel Aviv, New York, San Francisco, Miami, Chicago, London, Kiev, and Sydney. The platform is fully customizable to suit any business vertical and is currently used by over 127,000 customers across over 200 industries in more than 190 countries.

Visit us on our LinkedIn, Twitter, Instagram and Facebook.

For more about monday.com please visit our Press Room.

CONTACTS

Media Relations:

Or Elmaliah

ore@monday.com

Investor Relations:

Alex Wellins

The Blueshirt Group, for monday.com

ir@monday.com

MONDAY.COM LTD

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data; Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020

Revenue	$70,615	$36,460	$129,587	$68,389
Cost of revenue	9,108	4,883	17,032	9,474
Gross profit	61,507	31,577	112,555	58,915
Operating expenses:
Research and development	16,271	12,781	31,852	19,432
Sales and marketing	61,057	39,636	124,105	76,581
General and administrative	11,648	7,351	21,914	11,096
Total operating expenses	88,976	59,768	177,871	107,109
Operating loss	(27,469)	(28,191)	(65,316)	(48,194)
Financial income (expense), net	(359)	141	(765)	490
Loss before income taxes	(27,828)	(28,050)	(66,081)	(47,704)
Income tax expense	(1,063)	(350)	(1,762)	(559)
Net loss	$(28,891)	$(28,400)	$(67,843)	$(48,263)
Deemed dividend to preferred shareholders	(3,589)	(4,665)	(8,203)	(9,331)
Net loss attributable to ordinary shareholders	$(32,480)	$(33,065)	$(76,046)	$(57,594)

Net loss per share attributable to ordinary shareholders’, basic and diluted	$(1.67)	$(2.79)	$(4.78)	$(4.88)
Weighted-average ordinary shares used in calculating net loss per ordinary share, basic and diluted	19,417,672	11,836,484	15,924,392	11,807,296

MONDAY.COM LTD

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data; Unaudited)

	June 30	December 31
	2021	2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$865,328	$129,814
Short term deposits	10,051	10,000
Accounts receivable, net	4,364	3,911
Prepaid expenses and other current assets	6,901	3,898
Total current assets	886,644	147,623

Property and equipment, net	13,905	7,178
Other long-term assets	2,100	2,619
Total assets	$902,649	$157,420
LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' (DEFICIT) EQUITY
CURRENT LIABILITIES:
Accounts payable	$25,325	$25,734
Accrued expenses and other current liabilities	34,529	22,967
Deferred revenue	101,923	70,719
Revolving credit facility	21,035	21,016
Total current liabilities	182,812	140,436

OTHER LONG-TERM LIABILITIES	1,244	1,045
Total liabilities	184,056	141,481

CONVERTIBLE PREFERRED SHARES	—	233,496
SHAREHOLDERS' (DEFICIT) EQUITY:
Share capital and additional paid-in capital	1,102,802	98,809
Accumulated deficit	(384,209)	(316,366)
Total shareholders’ deficit	718,593	(217,557)
Total liabilities, convertible preferred shares, and shareholders’ deficit	$902,649	$157,420

MONDAY.COM LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands; Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(28,891)	$(28,400)	$(67,843)	$(48,263)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	527	441	1,074	787
Capital loss from sale of property and equipment	2	—	47	—
Share-based compensation	17,558	13,301	32,098	16,527
Change in accrued interest on revolving credit facility	(2)	(12)	19	(18)

Changes in operating assets and liabilities:
Accounts receivable, net	533	(2,636)	(453)	(2,306)
Prepaid expenses and other assets	(429)	(214)	(2,058)	(2,125)
Accounts payable	(4,972)	(1,416)	(1,003)	2,289
Accrued expenses and other liabilities	1,099	2,743	5,961	3,569
Deferred revenue	14,220	2,343	31,204	10,557
Net cash used in operating activities	(355)	(13,850)	(954)	(18,983)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,358)	(1,032)	(5,581)	(2,174)
Capitalized software development costs	(718)	(250)	(1,158)	(359)
Proceeds from sale of property and equipment	—	—	21	—
Changes in short-term deposits	(51)	—	(51)	—
Net cash used in investing activities	(2,127)	(1,282)	(6,769)	(2,533)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering and concurrent private placement, net of underwriting discounts and other issuance costs	736,227	—	736,020	—
Proceeds from exercise of share options	1,300	187	1,843	247
Receipt of revolving credit facility, net of payments	—	1,000	—	3,000
Receipt of tax advance relating to exercises of share options	6,023	—	6,023	—
Capital lease payments	(21)	(18)	(49)	(36)
Net cash provided by financing activities	743,529	1,169	743,837	3,211

INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	741,047	(13,963)	736,114	(18,305)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - Beginning of period	126,881	167,658	131,814	172,000
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - End of period	$867,928	$153,695	$867,928	$153,695

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH TO THE CONSOLIDATED BALANCE SHEET:
Cash and cash equivalents	$865,328	$151,695	$865,328	$151,695
Restricted cash – Included in prepaid expense and other current assets	600	—	600	—
Restricted cash – Included in other long-term assets	2,000	2,000	2,000	2,000
Total cash, cash equivalents, and restricted cash	$867,928	$153,695	$867,928	$153,695

MONDAY.COM LTD

Reconciliation of GAAP to Non-GAAP Financial Information

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Reconciliation of gross profit and gross margin
GAAP gross profit	$61,507	$31,577	$112,555	$58,915
Share-based compensation	1,833	603	3,364	902
Non-GAAP gross profit	63,340	32,180	115,919	59,817

GAAP gross margin	87%	87%	87%	86%
Non-GAAP gross margin	90%	88%	89%	87%

Reconciliation of operating expenses
GAAP research and development	$16,271	$12,781	$31,852	$19,432
Share-based compensation	(5,068)	(5,594)	(9,605)	(6,619)
Non-GAAP research and development	$11,203	$7,187	$22,247	$12,813

GAAP sales and marketing	$61,057	$39,636	$124,105	$76,581
Share-based compensation	(5,536)	(2,706)	(9,570)	(3,757)
Non-GAAP sales and marketing	$55,521	$36,930	$114,535	$72,824

GAAP general and administrative	$11,648	$7,351	$21,914	$11,096
Share-based compensation	(5,121)	(4,398)	(9,559)	(5,249)
Non-GAAP general and administrative	$6,527	$2,953	$12,355	$5,847

Reconciliation of operating loss
GAAP operating loss	$(27,469)	$(28,191)	$(65,316)	$(48,194)
Share-based compensation	$17,558	$13,301	$32,098	$16,527
Non-GAAP operating loss	$(9,911)	$(14,890)	$(33,218)	$(31,667)

GAAP operating margin	(39)%	(77)%	(50)%	(70)%
Non-GAAP operating margin	(14)%	(41)%	(26)%	(46)%

Reconciliation of net loss
GAAP net loss	$(28,891)	$(28,400)	$(67,843)	$(48,263)
Share-based compensation	17,558	13,301	32,098	16,527
Non-GAAP net loss	$(11,333)	$(15,099)	$(35,745)	$(31,736)

Reconciliation of net loss attributable to ordinary shareholders
GAAP net loss attributable to ordinary shareholders	$(32,480)	$(33,065)	$(76,046)	$(57,594)
Deemed dividend to preferred shareholders	3,589	4,665	8,203	9,331
Share-based compensation	17,558	13,301	32,098	16,527
Non-GAAP net loss	$(11,333)	$(15,099)	$(35,745)	$(31,736)

GAAP net loss per share attributable to ordinary shareholders’, basic and diluted	$(1.67)	$(2.79)	$(4.78)	$(4.88)
Non-GAAP net loss per share, basic and diluted	$(0.26)	$(0.39)	$(0.81)	$(0.83)

Reconciliation of basic and diluted weighted average number of shares outstanding
Weighted average number of ordinary shares outstanding used in computing basic and diluted net loss per share (GAAP)	19,417,672	11,836,484	15,924,392	11,807,296
Additional shares giving effect to IPO and concurrent private placement (1)	3,946,810	—	4,489,262	—
Additional shares giving effect to conversion of convertible preferred shares at the beginning of the period (2)	20,629,197	26,440,239	23,518,666	26,440,239
Weighted average number of ordinary shares outstanding used in computing basic and diluted net loss per share (Non-GAAP)	43,993,679	38,276,723	43,932,320	38,247,535

(1)
Assumes ordinary shares outstanding after accounting for the issuance of 5,037,742 ordinary shares associated with our initial public offering and concurrent private placement at the beginning of the first quarter of 2021 instead of the IPO closing date, June 10, 2021.

(2)	Assumes ordinary shares outstanding after accounting for the automatic conversion of the preferred shares then outstanding into ordinary shares at the beginning of fiscal year.

Reconciliation of net cash provided by operating activities to adjusted free cash flow
	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020

Net cash provided by operating activities	$(355)	$(13,850)	$(954)	$(18,983)
Purchase of property and equipment	(1,358)	(1,032)	(5,581)	(2,174)
Capitalized software development costs	(718)	(250)	(1,158)	(359)
Purchase of property and equipment related to build-out of our new corporate headquarters	951	100	4,618	525
Adjusted free cash flow	(1,480)	(15,032)	(3,075)	(20,991)